Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: NOVEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

  News Release – Petro-Canada responds to offshore incident:  Cleanup continues on initial spill

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  November 25, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Release

November 25, 2004

Petro-Canada responds to offshore incident:  Cleanup continues on initial spill

St. John’s, NL – Petro-Canada emergency response crews are responding to an incident this morning on the mobile drilling unit Henry Goodrich, two kilometres northeast of the Terra Nova FPSO.

At approximately 4:23 a.m., a small quantity of oil was ejected from the rig during the normal practice of flow testing a well.  The well was immediately secured and the well test halted.

Initial reports indicate that approximately 400 litres of oil was discharged, creating a sheen approximately 1 metre wide by 400 metres long.  The support vessel Atlantic Eagle was standing by at the Henry Goodrich when the incident occurred and has commenced spill response operations.

“From a technical standpoint, this is a separate and unrelated incident from the initial spill, but we are taking it just as seriously, and will work diligently to have it cleaned up,” said Ed Martin, Incident Commander.

“We are obviously disappointed with this latest occurrence. We know that people expect a high standard of operations from us, and we do as well.  We will be investigating to try and determine exactly how this happened.”

With regards to the initial slick from the Terra Nova FPSO on Sunday, November 21, 2004, aerial surveillance indicates it is continuing to decrease and the dispersed oil is dissipating into the environment naturally.

Efforts to contain and mitigate the impact of the oil slick on the natural environment have achieved positive results; initial observations suggest the impact on the birds and other wildlife appears to be limited.

The cleanup effort continues to concentrate on the use of floating absorbent booms which absorb the oil from the surface of the water.

For more information:

John Downton

Director, Communications

(709) 758-0105 or (709) 778-3962